 Exhibit 99.2

Management's Discussion and Analysis

Franco Nevada
The GOLD Investment that WORKS

CANADA
9999
9999
FINE GOLD 1 OZ OR PUR
OKLAHOMA
UNITED STATES OF AMERICA
.9995 PLATINUM 1 oz.
$100

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at November 11, 2019 and should be read in conjunction with Franco-Nevada’s unaudited condensed consolidated financial statements and related notes as at and for the three and nine months ended September 30, 2019 and 2018.  The unaudited condensed consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34, Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2019 and 2018 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 6-K filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F,  are available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company.  For additional information, our website can be found at www.franco-nevada.com.

Table of Contents

3	Overview
4	Strategy
5	Highlights
7	Guidance
7	Market overview
8	Selected financial information
9	Revenue by asset
10	Review of quarterly financial performance
14	Review of year-to-date financial performance
18	General and administrative expenses
19	Other income and expenses
20	Summary of quarterly information
21	Balance sheet review
21	Liquidity and capital resources
24	Critical accounting estimates
25	Outstanding share data
25	Internal control over financial reporting and disclosure controls and procedures
26	Non-IFRS financial measures
29	Cautionary statement on forward-looking information
Abbreviations used in this report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions

Periods under review		Interest types		Measurement
"YTD/2019"	The nine-month period ended September 30, 2019	"NSR"	Net smelter return royalty	"GEO"	Gold equivalent ounces
"YTD/2018"	The nine-month period ended September 30, 2018	"GR"	Gross royalty	"PGM"	Platinum group metals
"Q3/2019"	The three-month period ended September 30, 2019	"ORR"	Overriding royalty	"oz"	Ounce
"Q2/2019"	The three-month period ended June 30, 2019	"GORR"	Gross overriding royalty	"oz Au"	Ounce of gold
"Q1/2019"	The three-month period ended March 31, 2019	"FH"	Freehold or lessor royalty	"oz Ag"	Ounce of silver
"Q4/2018"	The three-month period ended December 31, 2018	"NPI"	Net profits interest	"oz Pt"	Ounce of platinum
"Q3/2018"	The three-month period ended September 30, 2018	"NRI"	Net royalty interest	"oz Pd"	Ounce of palladium
		"WI"	Working interest	"LBMA"	London Bullion Market Association
Places and currencies				"bbl"	Barrel
"U.S."	United States			"boe"	Barrels of oil equivalent
"$" or "USD"	United States dollars			"WTI"	West Texas Intermediate
"C$" or "CAD"	Canadian dollars			"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40‑F filed on EDGAR at www.sec.gov.

2019 Third Quarter Management’s Discussion and Analysis	2

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed to maintain a focus on precious metals (gold, silver and PGM) and a diversity of revenue sources with a target of not more than 20% from Energy (oil, gas and NGLs).

Franco-Nevada Asset Count at November 11, 2019
	Mining	Energy	TOTAL
Producing	56	56	112
Advanced	35	—	35
Exploration	202	25	227
TOTAL	293	81	374

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its initial public offering over eleven years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada's Relative Share Price Performance

Over 11 Years of Performance
Franco-Nevada has outperformed both gold equities and gold Itself
Chart to November 8, 2019
600%
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2008
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2019
FNV (TSX)
Gold Price
S&P/TSX Global Gold Index
FNV IPO: Dec 2007

Note: FNV (TSX) and S&P/TSX Global Gold Index converted to USD.

2019 Third Quarter Management’s Discussion and Analysis	3

Strategy

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements.

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•	Exposure to commodity price optionality;
•	A perpetual discovery option over large areas of geologically prospective lands;
•	No additional capital requirements other than the initial investment;
•	Limited exposure to many of the risks associated with operating companies;
•	A free cash-flow business with limited cash calls;
•	A high-margin business that can generate cash through the entire commodity cycle;
•	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
•	A forward-looking business in which management focuses on growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets. Financial results have also been supplemented by acquisitions of new producing assets.  Over the longer term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term investment outlook and recognizes the cyclical nature of the industry. Franco-Nevada has operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Quarterly Gold Equivalent Ounces and Quarterly Revenue

Quarterly GEO Breakdown
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
120,021
104,877
122,049
107,774
133,219
Other
PGM
Silver
Gold
Q3/2018
Q4/2018
Q1/2019
Q2/2019
Q3/2019

Quarterly Revenue Breakdown
(expressed in millions)
$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
0
$170.6
$148.2
$179.8
$170.5
$235.7
Energy
Other
PGM
Silver
Gold
Q3/2018
Q4/2018
Q1/2019
Q2/2019
Q3/2019

Gold Silver PGM Other Mining Assets Energy

Franco-Nevada manages its portfolio to maintain a focus on precious metals (gold, silver and PGM) and a diversity of revenue sources with a target of not more than 20% from Energy (oil, gas and NGLs). In the short term, we may diverge from the long-term target based on opportunities available. In YTD/2019,  85.3% of revenue was earned from gold and gold equivalents and 14.7% from Energy assets.

One of the strengths of the Franco-Nevada business model is that our business is not generally impacted when producer costs increase as long as the producer continues to operate. Royalty and stream payments/deliveries are based on production levels with no adjustments for the operator’s operating costs, with the exception of NPI and NRI royalties, which are based on the profit of the underlying operation. Profit-based royalties accounted for approximately 6.3% of total revenue in YTD/2019.

2019 Third Quarter Management’s Discussion and Analysis	4

Highlights

Financial Update – Q3/2019

•	133,219 GEOs(1) earned in Q3/2019, an increase of 11.0% from 120,021 GEOs in Q3/2018;
•	$235.7 million in revenue, an increase of 38.2% compared to Q3/2018;
•	$36.8 million, or $276 per GEO, in Cash Costs(2) attributable to GEO production, compared to $29.9 million, or $254 per GEO, in Q3/2018;
•	$192.9 million, or $1.03 per share, of Adjusted EBITDA(2), an increase of 43.2% and 43.1%, respectively, compared to Q3/2018;
•	81.8% in Margin(2), compared to 79.0% in Q3/2018;
•	$101.6 million, or $0.54 per share, in net income, an increase of 95.0% and 92.9%, respectively, compared to Q3/2018;
•	$101.6 million, or $0.54 per share in Adjusted Net Income(2), an increase of 86.1% and 86.2%, respectively, compared to Q3/2018;
•	$170.4 million in net cash provided by operating activities, an increase of 32.9% compared to $128.2 million in Q3/2018;
•	$1.4 billion in available capital as at September 30, 2019.

Financial Update – YTD/2019

•	363,042 GEOs earned, an increase of 5.8% from 343,025 GEOs in YTD/2018;
•	$586.0 million in revenue, an increase of 16.0% compared to YTD/2018;
•	$93.4 million, or $257 per GEO, in Cash Costs attributable to GEO production, compared to $83.7 million, or $249 per GEO, in YTD/2018;
•	$471.7 million, or $2.52 per share, in Adjusted EBITDA, an increase of 17.7% and 17.2%, respectively, from YTD/2018;
•	80.5% in Margin, compared to 79.4% in YTD/2018;
•	$230.8 million, or $1.23 per share, in net income, an increase of 35.5% and 33.7%, respectively, compared to YTD/2018;
•	$230.8 million, or $1.23 per share, in Adjusted Net Income, an increase of 34.0% and 32.3%, respectively, compared to YTD/2018;
•	$433.1 million in net cash provided by operating activities, an increase of 14.9% compared to YTD/2018.

Corporate Developments

Acquisition of Premier Gold Royalty Interests

On September 25, 2019, Franco-Nevada acquired two royalties from Premier Gold Mines Limited (“Premier”) for $6.0 million, including a 2% NSR on property owned by Newmont Goldcorp Corporation (“Newmont Goldcorp”) adjoining its Musselwhite Mine in Northwestern Ontario and a 1.5% NSR on Nevada Gold Mines LLC’s Rain/Emigrant and Saddle properties located at the south end of the Carlin Trend in Nevada.

Acquisition of U.S. Oil & Gas Royalty Interest –  Marcellus, Pennsylvania, U.S.A.

On July 22, 2019, Franco-Nevada acquired from Range Resources Corporation (“Range”) an overriding royalty interest on acreage in the Marcellus for a gross purchase price of $300.0 million. The royalty is calculated as 1% of gross production, less allowed deductions from approximately 350,000 net acres of Range’s working interest position in Washington, Western Allegheny and Southern Beaver Counties in Pennsylvania. The royalty applies to existing production and future development from the Marcellus formation as well as future potential development from the Utica and Upper Devonian formations. The royalty provides exposure to a significant inventory of undeveloped drilling locations that is expected to be capable of supporting cash flow for several decades. The royalty is registered on title and is a direct interest in real property.

The acquisition was financed with a combination of cash on hand and funds drawn from the Company’s revolving credit facility. The acquisition has an effective date of March 1, 2019. Between the effective date and the closing date, the asset has generated approximately $9.1 million in royalties.  Total revenue earned in Q3/2019 from these royalties was $13.1 million. Approximately half of the royalties earned were from natural gas liquids and condensate.

__________________________

1GEOs include production from our Mining assets and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 10 and 14 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and nine months ended September 30, 2019 and 2018, respectively.

2Cash Costs, Adjusted Net Income, Adjusted EBITDA, and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

2019 Third Quarter Management’s Discussion and Analysis	5

Acquisition of U.S. Oil & Gas Royalty Rights with Continental Resources, Inc. – SCOOP and STACK, Oklahoma, U.S.A.

The Company, through a wholly-owned subsidiary, has a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights in the South Central Oklahoma Oil Province (“SCOOP”) and Sooner Trend Anadarko Basin Canadian and Kingfisher Counties (“STACK”) plays of Oklahoma. The acquisition pace has been favourable so far this year. As a result,  in July 2019, the Company agreed to increase the capital commitment in 2019 to $120.0 million, up from $100.0 million previously. Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $19.6 million and $106.1 million in Q3/2019 and YTD/2019, respectively. Of this, $1.8 million was funded after September 30, 2019.

Acquisition of Valentine Lake Royalty Interest – Newfoundland, Canada

On February 21, 2019, Franco-Nevada acquired a 2% NSR on Marathon Gold Corporation’s (“Marathon”) Valentine Lake Gold Camp in central Newfoundland for C$18.0 million ($13.7 million). Marathon has an option to buy back 0.5% of the NSR for  $7.0 million until December 31, 2022.

Acquisition of Salares Norte Royalty Interest – Chile

On January 31, 2019, Franco-Nevada, through a wholly-owned subsidiary, acquired an existing 2% NSR on Gold Fields’ Salares Norte project in the Atacama region of northern Chile for $32.0 million, comprised of $27.0 million of Franco-Nevada common shares (366,499 common shares) and $5.0 million in cash. Gold Fields has an option to buy back 1% of the NSR for $6.0 million within 24 months of the commencement of commercial production.

Significant Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on November 11, 2019, available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

Cobre Panama

First Quantum Minerals Ltd. (“First Quantum”) reported on October 22, 2019 that Cobre Panama had achieved commercial production effective September 1, 2019, one month earlier than previously expected. First Quantum confirmed that Cobre Panama is on track to produce between 140,000 – 175,000 tonnes of copper in 2019.  First Quantum expects the mill to be running at an annualized throughput rate of 72 million tonnes per annum (“mtpa”) by the end of 2019, and annual throughput to reach 100 mtpa by 2023,  resulting in copper production of over 350,000 tonnes per year.

Franco-Nevada received its first gold and silver ounces from Cobre Panama in Q3/2019,  for a total of 21,526 GEOs in Q3/2019. Franco-Nevada expects deliveries from the mine to be closer to the top end of our prior guidance of 20,000 to 40,000 GEOs in 2019.

In relation to the ongoing constitutional proceedings in connection with Minera Panama SA’s (“MPSA”) mining concession contract, First Quantum reported that the newly elected Government of Panama, inaugurated on July 1, 2019, has established a multidisciplinary high-level commission including the Minister of Commerce and Industries (mining regulator), Minister of Environment, and Minister of Employment to discuss the Law 9 matter and seek resolution. Based on support from the Government of Panama, the Chamber of Commerce and Industries of Panama, the Panamanian Mining Chamber, other Panamanian business and industry chambers and its legal advice, First Quantum is confident of resolving the Law 9 matter in the near-medium term.

Financing

Credit Facilities

The Company drew $275.0 million on June 25, 2019 from its $1.0 billion revolving credit facility (the “Corporate Revolver”) to finance the acquisition of the Marcellus royalty. In YTD/2019, the Company paid down $400.0 million on the Corporate Revolver, such that the outstanding balance was $85.0 million as at September 30, 2019. Subsequent to quarter-end, the Company paid down an additional $65.0 million on the Corporate Revolver, such that the outstanding balance as at the date of this MD&A is $20.0 million. Borrowings under the Corporate Revolver currently bear interest at a rate of LIBOR + 1.0%.

The $100.0 million, revolving Franco-Nevada (Barbados) Corporation credit facility (the “FNBC Revolver”) remains fully available as of the date of this MD&A.

The Company also has a fully-drawn $160.0 million unsecured, non-revolving credit facility (the “Corporate Term Loan”). Proceeds from the Corporate Term Loan were used to pay down borrowings under the Corporate Revolver. Borrowings under the Corporate Term Loan bear interest at a rate of LIBOR + 0.85%. The Corporate Term Loan was amended on September 25, 2019 to extend the initial one-year term by an additional year, such that the maturity date is currently April 17, 2021.

In March 2019, the maturity dates on the Corporate Revolver and the FNBC Revolver were also extended by an additional year to March 22, 2024 and March 20, 2020, respectively.

2019 Third Quarter Management’s Discussion and Analysis	6

At-the-Market Equity Program

On July 19, 2019, the Company established an at-the-market equity program (the “ATM Program”) whereby the Company is permitted to issue up to an aggregate of $200 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program is determined at the Company’s sole discretion, subject to applicable regulatory limitations and blackout periods. The ATM Program is effective until July 18, 2020, unless terminated prior to such date by the Company.

In Q3/2019, the Company issued 884,000 common shares at an average price per common share of $95.38. The gross proceeds to the Company from these issuances were $84.3 million, and the net proceeds were $83.0 million after deducting agent commission costs of $0.8 million and other share issuance costs of $0.5 million.

Dividend Declaration

In Q3/2019, Franco-Nevada declared a quarterly dividend of $0.25 per share. The total dividend declared was $47.1 million, of which $32.9 million was paid in cash and $14.2 million was paid in common shares issued under the Company’s Dividend Reinvestment Plan (“DRIP”). For YTD/2019, dividends declared totaled $0.74 per share, or $139.4 million, of which $102.9 million was paid in cash and $36.5 million was paid in common shares under the DRIP.

Guidance

The following contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement” and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the United States Securities and Exchange Commission on www.sec.gov. 2019 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties (subject to our assessment thereof).

Based on the strong results year to date, Franco-Nevada expects 2019 GEO deliveries and sales to be at the higher end of the previously announced guidance range of 465,000 to 500,000 GEOs.  The Company also expects to be at the higher end of its revised Energy revenue guidance of $100.0-$115.0 million for 2019.

	Previous guidance	Revised guidance	YTD/2019 Actual
Gold & Gold Equivalent production(1),(2)	465,000 - 500,000 GEOs	490,000 - 500,000 GEOs	363,042 GEOs sold
Energy revenue(3),(4)	$70.0 - $85.0 million	$100.0 - $115.0 million	$85.9 million

1Of the 465,000 to 500,000 GEOs, Franco-Nevada expects to receive 305,000 to 335,000 GEOs under its various streams.  For the three and nine months ended September 30, 2019, the Company earned 94,063 and 240,032 GEOs from its streams, respectively.

2In forecasting GEOs for the remainder of 2019, gold, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,400 Au, $16.00 Ag, $850 Pt and $1,500 Pd.

3In forecasting revenue from Energy assets for the remainder of 2019,  the Company assumed a WTI oil price of $55 per barrel and a Henry Hub natural gas price of $2.40 per mcf.

4      Guidance for the 2019 Energy revenue was revised on August 7, 2019 from $70.0-85.0 million.

The Company has estimated depletion and depreciation expense to be between $245.0 million to $275.0 million for the full year 2019. In YTD/2019, depletion and depreciation expense totaled $190.5 million, with an estimated $65.0 million to $80.0 million for the remainder of 2019.

With respect to the Royalty Acquisition Venture held with Continental, the Company has committed to capital spending of up to $120.0 million in 2019, of which $106.1 million was contributed in YTD/2019.

Market Overview

The prices of precious metals, gold in particular, are the largest factors in determining profitability and cash-flow from operations for Franco-Nevada. Historically, the price of gold has been subject to volatile price movements and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include the level of interest rates, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar, and the supply of and demand for gold.

Commodity price volatility also impacts the number of GEOs when converting non-gold commodities to GEOs. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold.

During Q3/2019, gold prices averaged $1,474/oz, up 21.5% compared to the Q3/2018 average of $1,213/oz. Gold prices ended Q3/2019 at $1,485/oz, approximately 5.4% higher than at the end of Q2/2019.

2019 Third Quarter Management’s Discussion and Analysis	7

Silver prices averaged $17.02/oz in Q3/2019, an increase of 13.5% compared to $14.99/oz in Q3/2018. Platinum and palladium prices averaged $883/oz and $1,533/oz, respectively, in Q3/2019, compared to $814/oz and $953/oz, respectively, for Q3/2018, an increase of 8.5% and 60.8%, respectively.

During the quarter, Edmonton Light prices averaged C$69.09/bbl, down 10.4% compared to Q3/2018, while WTI averaged $56.41/bbl, a 19.0% decrease from Q3/2018.

Selected Financial Information

	For the three months ended		For the nine months ended
(in millions, except Average Gold Price, GEOs sold,	September 30,		September 30,
Margin, per ounce amounts and per share amounts)	2019	2018	2019	2018

Statistical Measures
Average Gold Price	$1,474	$1,213	$1,363	$1,318
GEOs sold(1)	133,219	120,021	363,042	343,025

Statement of Income and Comprehensive Income
Revenue	$235.7	$170.6	$586.0	$505.0
Depletion and depreciation	70.7	66.0	190.5	186.2
Costs of sales	38.7	33.4	98.5	93.4
Operating income	122.2	65.8	281.2	208.1
Net income	101.6	52.1	230.8	170.3
Basic earnings per share	$0.54	$0.28	$1.23	$0.92
Diluted earnings per share	$0.54	$0.28	$1.23	$0.91

Dividends declared per share	$0.25	$0.24	$0.74	$0.71
Dividends declared (including DRIP)	$47.1	$45.0	$139.4	$132.9
Weighted average shares outstanding	187.7	186.1	187.3	186.1

Non-IFRS Measures
Cash Costs(2) attributable to GEO production	$36.8	$29.9	$93.4	$83.7
Cash Costs(2) per GEO	$276	$254	$257	$249
Adjusted EBITDA(2)	$192.9	$134.7	$471.7	$400.9
Adjusted EBITDA(2) per share	$1.03	$0.72	$2.52	$2.15
Margin(2)	81.8%	79.0%	80.5%	79.4%
Adjusted Net Income(2)	$101.6	$54.6	$230.8	$172.3
Adjusted Net Income(2) per share	$0.54	$0.29	$1.23	$0.93

Statement of Cash Flows
Net cash provided by operating activities	$170.4	$128.2	$433.1	$377.0
Net cash used in investing activities	$(344.5)	$(89.4)	$(434.3)	$(703.4)
Net cash provided by (used in) financing activities	$(133.9)	$(33.8)	$22.8	$(104.9)

	As at	As at
	September 30,	December 31,
(expressed in millions)	2019	2018
Statement of Financial Position
Cash and cash equivalents	$91.7	$69.7
Total assets	5,270.1	4,931.8
Debt	242.4	207.6
Deferred income tax liabilities	78.5	67.3
Total shareholders’ equity	4,905.6	4,631.9
Working capital(3)	220.0	153.5

1

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table on pages 10 and 14 of this MD&A for indicative prices which may be used in the calculations of GEOs for the three and nine months ended September 30, 2019 and 2018, respectively.

2

Cash costs,  Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

3	The Company defines Working Capital as current assets less current liabilities.

2019 Third Quarter Management’s Discussion and Analysis	8

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from 56  Mining assets and 56 Energy assets in various jurisdictions. The following table details revenue earned from our various royalty, stream and working interests for the three and nine months ended September 30, 2019 and 2018:

		For the three months ended		For the nine months ended
(expressed in millions)	Interest and %	September 30,		September 30,
Property	(Gold unless otherwise noted)	2019	2018	2019	2018
GOLD & GOLD EQUIVALENTS
Latin America
Cobre Panama	Stream (indexed) Gold & Silver	$31.9	$—	$31.9	$—
Candelaria	Stream 68% Gold & Silver	24.8	21.6	72.2	59.2
Antapaccay	Stream (indexed) Gold & Silver	29.3	26.3	71.3	75.6
Antamina	Stream 22.5% Silver	11.6	12.9	34.7	40.2
Guadalupe-Palmarejo	Stream 50%	12.6	12.7	32.4	38.5
Other		1.5	1.1	5.1	2.1
United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$4.5	$5.0	$17.1	$12.7
Stillwater	NSR 5% PGM	9.0	3.7	26.7	14.7
Gold Quarry	NSR 7.29%	3.9	3.1	9.7	11.1
Marigold	NSR 1.75-5%, GR 0.5-4%	2.0	3.0	7.0	7.7
Bald Mountain	NSR/GR 0.875-5%	1.6	2.7	5.1	10.4
Fire Creek/Midas	NSR 2.5%, Fixed to 2018	0.3	2.8	0.9	8.2
South Arturo	GR 4-9%	0.6	0.4	0.7	4.0
Other		0.7	1.0	2.5	3.8
Canada
Sudbury	Stream 50% PGM & Gold	$9.4	$6.4	$28.1	$17.0
Detour Lake	NSR 2%	4.1	3.5	12.1	11.4
Golden Highway	NSR 2-10%	2.2	2.4	5.2	6.7
Hemlo	NSR 3%, NPI 50%	2.9	0.4	12.6	5.5
Brucejack	NSR 1.2%	1.6	—	4.0	—
Musselwhite	NPI 5%	—	0.9	(4.0)	1.6
Kirkland Lake	NSR 1.5-5.5%, NPI 20%	1.4	1.0	3.8	3.3
Timmins West	NSR 2.25%	0.6	0.6	1.9	1.9
Canadian Malartic	GR 1.5%	0.4	0.6	1.4	1.9
Other		5.1	2.7	14.5	5.6
Rest of World
MWS	Stream 25%	$8.8	$7.3	$25.0	$24.7
Sabodala	Stream 6%, Fixed to 2019	8.5	6.8	23.2	21.6
Karma	Stream 4.875%, Fixed to 80,625 oz	3.7	5.3	14.6	16.9
Tasiast	NSR 2%	2.6	1.3	7.8	4.2
Subika	NSR 2%	4.6	2.2	12.1	6.5
Duketon	NSR 2%	2.3	1.6	6.2	5.2
Edikan	NSR 1.5%	1.1	1.1	2.7	3.4
Other		4.6	4.0	11.6	11.5
		$198.2	$144.4	$500.1	$437.1
ENERGY
United States
SCOOP/STACK	Various Royalty Rates	$6.8	$5.3	$19.2	$10.8
Permian Basin	Various Royalty Rates	5.3	6.9	14.7	16.8
Marcellus	GORR 1%	13.1	—	13.1	—
Canada
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$7.9	$10.6	$25.7	$30.9
Orion	GORR 4%	2.7	1.4	7.6	3.1
Other		1.7	2.0	5.6	6.3
		$37.5	$26.2	$85.9	$67.9
Revenue		$235.7	$170.6	$586.0	$505.0

2019 Third Quarter Management’s Discussion and Analysis	9

Review of Quarterly Financial Performance

The prices of precious metals, oil and gas and production from Mining and Energy assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

					QOQ	YOY
Quarterly average prices and rates		Q3/2019	Q2/2019	Q3/2018	(Q3/2019-Q2/2019)	(Q3/2019-Q3/2018)
Gold(1)	($/oz)	$1,474	$1,310	$1,213	12.5%	21.5%
Silver(2)	($/oz)	17.02	14.89	14.99	14.3%	13.5%
Platinum(3)	($/oz)	883	842	814	4.9%	8.5%
Palladium(3)	($/oz)	1,533	1,388	953	10.4%	60.8%

Edmonton Light	(C$/bbl)	69.09	72.48	77.14	(4.7)%	(10.4)%
West Texas Intermediate	($/bbl)	56.41	59.73	69.67	(5.6)%	(19.0)%
Henry Hub	($/mcf)	2.33	2.51	2.87	(7.2)%	(18.8)%

CAD/USD exchange rate(4)		0.7574	0.7476	0.7652	1.3%	(1.0)%
1	Based on LBMA Gold Price PM Fix.
2	Based on LBMA Silver Price.
3	Based on London PM Fix.
4	Based on Bank of Canada daily average rates.

Revenue

Revenue and GEO production attributable to Franco-Nevada by commodity, geographical location and type of interest for the three months ended September 30, 2019 and 2018 is as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended September 30,	2019	2018	Variance	2019	2018	Variance
Commodity
Gold	101,781	91,820	9,961	$151.1	$110.6	$40.5
Silver	15,903	17,023	(1,120)	23.8	20.5	3.3
PGM	11,373	7,635	3,738	17.2	9.0	8.2
Other Mining assets	4,162	3,543	619	6.1	4.3	1.8
Mining	133,219	120,021	13,198	$198.2	$144.4	$53.8
Energy	-	-	-	37.5	26.2	11.3
	133,219	120,021	13,198	$235.7	$170.6	$65.1
Geography
Latin America	75,042	61,967	13,075	$111.7	$74.6	$37.1
United States	15,385	17,969	(2,584)	47.8	33.9	13.9
Canada	18,263	15,610	2,653	40.0	32.6	7.4
Rest of World	24,529	24,475	54	36.2	29.5	6.7
	133,219	120,021	13,198	$235.7	$170.6	$65.1
Type
Revenue-based royalties	31,765	28,182	3,583	$75.9	$47.5	$28.4
Streams	94,063	82,751	11,312	140.6	99.3	41.3
Profit-based royalties	3,650	3,909	(259)	10.3	11.4	(1.1)
Other	3,741	5,179	(1,438)	8.9	12.4	(3.5)
	133,219	120,021	13,198	$235.7	$170.6	$65.1
1

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2019 Third Quarter Management’s Discussion and Analysis	10

Revenue for Q3/2019 was $235.7 million, up 38.2% from Q3/2018, and comprised $198.2 million from Mining assets and $37.5 million from Energy assets. Strong metal prices and the initial sales of deliveries from Cobre Panama increased Mining revenue by 37.3% year-over-year. Energy revenue increased 43.1% compared to the same period in 2018, primarily reflecting the addition of the Marcellus royalty and royalties from the Royalty Acquisition Venture with Continental.

Mining assets contributed 84.1% of the Company’s total revenue in Q3/2019, compared to 84.6% in Q3/2018. Geographically, the Company remains heavily invested in the Americas, representing 84.7% of revenue in Q3/2019, compared to 82.7% in Q3/2018.

Quarterly Revenue by Commodity and Geography - Q3/2018 to Q3/2019

(expressed in millions)

Revenue by Commodity
$160
$140
$120
$100
$80
$60
$40
$20
$0
$110.6
$151.1
$20.5
$23.8
$9.0
$17.2
$4.3
$6.1
$26.2
$37.5
Gold
Silver
PGM
Other Mining Assets
Energy
Q3/2018
Q3/2019

Revenue by Geography
$160
$140
$120
$100
$80
$60
$40
$20
$0
$74.6
$111.7
$33.9
$47.8
$32.6
$40.0
$29.5
$36.2
Latin America
United States
Canada
Rest of World
Q3/2018
Q3/2019

GEO Production

GEO Reconciliation - Q3/2018 to Q3/2019

120,021
1,120
258
619
3,738
10,219
133,219
GEOs - Q3/2018
Silver Assets
Gold NPIs
Other Mining Assets
PGM Assets
Gold Assets
GEOs - Q3/2019

2019 Third Quarter Management’s Discussion and Analysis	11

GEOs produced in Q3/2019 totaled 133,219 ounces, compared to 120,021 GEOs in Q3/2018.  The year-over-year increase was primarily due to the following assets:

•	Cobre Panama – The Company received its first gold and silver ounces from Cobre Panama, and sold 21,526 GEOs in Q3/2019.
•

Stillwater – Royalties from Stillwater benefited from an increase in ounces as the Blitz project continues to ramp-up and higher palladium prices resulting in a higher conversion to GEOs. 6,161 GEOs were earned in Q3/2019, more than double compared to 3,027 GEOs earned in Q3/2018.

•	Hemlo – Higher royalties from the Hemlo NPI were earned in Q3/2019, with 1,900 GEOs earned compared to 411 GEOs in Q3/2018.
•	Brucejack – Royalties from Brucejack, which started in late 2018, contributed 1,031 GEOs in Q3/2019.

The above increases were partly offset by the following:

•

Antamina  – Antamina delivered fewer silver ounces than in Q3/2018, with 7,694 GEOs, down 28.5% compared to 10,763 in Q3/2018, as expected based on the 2019 life of mine plan. Due to higher gold prices, the number of silver ounces received also converted to fewer GEOs in the 2019 period than in the same period in 2018.

•

Guadalupe – 8,395 GEOs were earned from the Guadalupe stream, down 20.9% from 10,611 GEOs in Q3/2018. Ounces earned in Q3/2019 do not reflect 2,390 ounces received in the period which were sold subsequent to quarter-end.

•	Fire Creek/Midas – With the fixed delivery requirement met in 2018, royalties contributed 184 GEOs, compared to 2,300 GEOs in Q3/2018.

Energy Revenue

Energy assets earned revenue of $37.5 million (73% oil and 27% gas) for the quarter, an increase of 43.1%  compared to $26.2 million (97% oil and 3% gas) in Q3/2018. U.S. assets represented 67.2% of Franco-Nevada’s Energy revenue. The year-over-year increase in Energy revenue was primarily due to the following assets:

•	Marcellus – The royalty from the Marcellus, which was acquired in July 2019, contributed $13.1 million in Q3/2019.
•

SCOOP/STACK – Royalties from the SCOOP/STACK contributed $6.8 million in Q3/2019 compared to $5.3 million in Q3/2018, due to additional contribution from the Royalty Acquisition Venture with Continental.

•	Orion – Orion contributed $2.7 million in revenue in Q3/2019 (Q3/2018 - $1.4 million), reflecting expansions to production capacity and improved differentials.

The above increases were partly offset by the following:

•

Weyburn – Revenue from the Weyburn Unit during the quarter was  $7.9 million, compared to  $10.6 million in Q3/2018, due to lower average realized prices, slightly offset by lower capital and operating costs compared to Q3/2018.  The actual realized price from the NRI decreased 15.2% in Q3/2019, at C$64.18/boe, compared to C$75.69/boe for Q3/2018.

•

Permian Basin – Revenue from the Permian Basin, particularly Delaware, decreased from $6.9 million in Q3/2018 to $5.3 million in Q3/2019,  primarily due to a decrease of $1.8 million in lease bonus revenue,  a decline in some high-royalty interest wells, and lower realized prices.

2019 Third Quarter Management’s Discussion and Analysis	12

Costs of Sales

The following table provides a breakdown of costs of sales incurred in the periods presented:

	For the three months ended September 30,
(expressed in millions)	2019	2018	Variance
Costs of stream sales	$36.2	$29.3	$6.9
Costs of prepaid ounces	—	2.0	(2.0)
Mineral production taxes	0.6	0.6	—
Mining operating costs	$36.8	$31.9	$4.9
Energy operating costs	1.9	1.5	0.4
	$38.7	$33.4	$5.3

Costs of stream sales increased 23.5% year-over-year, reflecting  a 13.7% increase in stream GEOs, from 94,063 GEOs in Q3/2019 compared to 82,751 GEOs in Q3/2018.  Costs of sales per ounce also increased as a result of higher metal prices, as certain streams carry a cost per ounce which varies based on spot prices. The Company also received more ounces from the McCreedy West stream, which currently carries a higher cash payment per ounce relative to other streams.

Costs of prepaid ounces was nil in Q3/2019, as Fire Creek/Midas met its fixed delivery requirements in 2018.

Depletion and Depreciation

Depletion and depreciation expense totaled $70.7 million in Q3/2019,  compared to $66.0 million in Q3/2018, reflecting the increase in GEOs earned in the quarter.

2019 Third Quarter Management’s Discussion and Analysis	13

Income Taxes

Income tax expense for the quarter was $17.9 million in Q3/2019  (Q3/2018 - $13.8 million), comprised of a current income tax expense of $3.8 million (Q3/2018 - $18.1 million) and a deferred income tax expense of $14.1 million (Q3/2018 – recovery of  $4.3 million).  The increase in total tax expense was due to higher income earned in Q3/2019, partially offset by a reduction as a result of a change in the apportionment of income by jurisdiction.

Net Income

Net income for Q3/2019 was $101.6 million, or $0.54 per share, compared to net income of  $52.1 million, or $0.28 per share, for the same period in 2018. Adjusted Net Income, which adjusts for foreign exchange gains and losses and other income and expenses, among other items, was $101.6 million, or $0.54 per share, compared to $54.6 million, or $0.29 per share, earned in Q3/2018.

Review of Year-to-Date Financial Performance

The prices of precious metals, oil and gas and the actual production from Mining and Energy assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Year-to-date average prices and rates		YTD/2019	YTD/2018	Variance
Gold(1)	($/oz)	$1,363	$1,318	3.4%
Silver(2)	($/oz)	15.83	16.65	(4.9)%
Platinum(3)	($/oz)	849	941	(9.7)%
Palladium(3)	($/oz)	1,452	1,008	44.0%

Edmonton Light	(C$/bbl)	69.70	76.00	(8.3)%
West Texas Intermediate	($/bbl)	57.02	66.81	(14.7)%
Henry Hub	($/mcf)	2.57	2.85	(9.8)%

CAD/USD exchange rate(4)		0.7524	0.7828	(3.9)%
1	Based on LBMA Gold Price PM Fix.
2	Based on LBMA Silver Price.
3	Based on London PM Fix.
4	Based on Bank of Canada daily average rates.

Revenue

Revenue and GEO production attributable to Franco-Nevada by commodity, geographical location and type of interest for the nine months ended September 30, 2019 and 2018 by commodity, geographical location is as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the nine months ended September 30,	2019	2018	Variance	2019	2018	Variance
Commodity
Gold	269,965	264,484	5,481	$371.0	$337.5	$33.5
Silver	43,479	48,842	(5,363)	60.4	62.1	(1.7)
PGM	36,542	22,116	14,426	51.0	27.9	23.1
Other Mining assets	13,056	7,583	5,473	17.7	9.6	8.1
Mining	363,042	343,025	20,017	$500.1	$437.1	$63.0
Energy	-	-	-	85.9	67.9	18.0
	363,042	343,025	20,017	$586.0	$505.0	$81.0
Geography
Latin America	178,692	169,427	9,265	$247.6	$215.6	$32.0
United States	51,585	56,532	(4,947)	116.7	100.1	16.6
Canada	57,323	43,447	13,876	118.5	95.3	23.2
Rest of World	75,442	73,619	1,823	103.2	94.0	9.2
	363,042	343,025	20,017	$586.0	$505.0	$81.0
Type
Revenue-based royalties	95,846	88,064	7,782	$188.7	$146.4	$42.3
Streams	240,032	231,098	8,934	333.4	293.7	39.7
Profit-based royalties	15,458	11,570	3,888	37.2	35.1	2.1
Other	11,706	12,293	(587)	26.7	29.8	(3.1)
	363,042	343,025	20,017	$586.0	$505.0	$81.0
1

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2019 Third Quarter Management’s Discussion and Analysis	14

Revenue in YTD/2019 was $586.0 million, up 16.0% from YTD/2018 due to an increase of 5.8% in GEOs, higher metal prices, and revenue from recently acquired Energy assets.

Mining revenue comprised 85.3% of total revenue in YTD/2019,  compared to 86.6% in YTD/2018. We continue to earn the majority of our revenue from the Americas, at 82.4% compared to 81.4% in YTD/2018.

GEO Production

GEOs produced in YTD/2019 totaled 363,042 ounces, compared to 343,025 GEOs in YTD/2018.

The year-over-year increase in GEOs was primarily due to the following assets:

•	Cobre Panama – The Company received its first gold and silver ounces from Cobre Panama, and sold 21,526 GEOs in YTD/2019.
•

Stillwater – 19,754 GEOs were earned from Stillwater, up 73.6% compared to 11,382 GEOs earned in the same period in 2018. Royalties from Stillwater benefited from both an increase in volumes as the Blitz project continues to ramp-up and higher palladium prices.

2019 Third Quarter Management’s Discussion and Analysis	15

•

Candelaria – 52,909 GEOs were earned from the Company’s Candelaria stream, an increase of 13.7% from 46,519 GEOs earned in YTD/2018, as the mine resumed normal operations following the pitwall slide that occurred in late 2017.

•

Sudbury – 19,536 GEOs were delivered from Sudbury, up 41.6% from the 13,796 GEOs received in YTD/2018. The Sudbury assets comprise the McCreedy West and Levack-Morrison mines. Although the Levack-Morrison mine was placed on care and maintenance at the end of March, the impact for 2019 is expected to be offset by the production from McCreedy West which restarted operations in the second half of 2018. Sudbury also benefited from higher palladium prices, resulting in a higher conversion to GEOs.

The above increases were partly offset by the following assets:

•	Antapaccay – 51,991 GEOs were earned from the Antapaccay stream, down 12.2% from 59,208 GEOs in YTD/2018. The year-over-year decrease was expected as part of Antapaccay’s 2019 life of mine plan.
•

Antamina – 24,958 GEOs were earned from the Antamina stream, down 21.2% from 31,674 GEOs in YTD/2018.  Revenue was lower year-over-year as expected based on the 2019 life of mine plan, and was also impacted by lower silver prices compared to the 2018 period.

•

Guadalupe – 23,387 GEOs were earned from the Guadalupe stream, down 22.9% from 30,350 GEOs in YTD/2018.  The year-over-year decrease was expected as the operator is mining a larger portion outside Franco-Nevada’s stream grounds. Further, GEOs earned in YTD/2019 do not reflect 2,390 ounces received in the period which were sold subsequent to quarter-end.

Energy Revenue

Revenue from the Company’s Energy assets contributed revenue of $85.9 million in YTD/2019  (83% oil and 17% gas), an increase of 26.5% compared to $67.9 million in YTD/2018 (97% oil and 3% gas). The Company’s U.S. Energy assets contributed 54.7% of the Company’s Energy revenue. The year-over-year increase in Energy revenue was primarily due to the following assets:

•	Marcellus – The royalty from the Marcellus, which was acquired in July 2019, contributed $13.1 million in YTD/2019.
•

SCOOP/STACK - Royalties from the SCOOP/STACK generated $19.2 million in revenue in YTD/2019, compared to $10.8 million in YTD/2018,  due to additional contribution from the Royalty Acquisition Venture with Continental in October 2018.

•

Orion –  Revenue more than doubled, with Orion generating $7.6 million in YTD/2019  (YTD/2018 – $3.1 million). Revenue was positively impacted by lower differentials for heavy oil prices compared to the 2018 period, as well as increased production due to expanded capacity.

The above increases were partly offset by the following:

•

Weyburn –  Revenue from the Weyburn Unit in YTD/2019 decreased to $25.7 million (YTD/2018 - $30.9 million). Decreased revenue was primarily a reflection of weaker oil prices during the year. The actual realized price from the NRI was 7.5% lower in YTD/2019, at C$65.80/boe compared to C$71.13/boe in YTD/2018.

•

Permian Basin – Revenue from the Permian Basin decreased from $16.8 million in YTD/2018 to $14.7 million in YTD/2019, primarily due to a decrease of $1.8 million in lease bonus revenue, a decline in some high-royalty interest wells, and lower realized prices.

2019 Third Quarter Management’s Discussion and Analysis	16

Costs of Sales

The following table provides a breakdown of costs of sales incurred in the periods presented:

	For the nine months ended September 30,
(expressed in millions)	2019	2018	Variance
Costs of stream sales	$91.6	$82.0	$9.6
Costs of prepaid ounces	—	5.7	(5.7)
Mineral production taxes	1.8	1.7	0.1
Mining operating costs	$93.4	$89.4	$4.0
Energy operating costs	5.1	4.0	1.1
	$98.5	$93.4	$5.1

Costs of stream ounces in YTD/2019 increased 11.7% relative to YTD/2018, reflecting an increase in stream GEOs of 3.9% and gold prices. The Company also received more ounces from the McCreedy West stream, which currently carries a  higher cash payment per ounce relative to other streams.

Costs of prepaid ounces was nil in YTD/2019, as Fire Creek/Midas met its fixed delivery requirement in 2018.

2019 Third Quarter Management’s Discussion and Analysis	17

Depletion and Depreciation

Depletion and depreciation expense totaled $190.5 million in YTD/2019,  a slight increase compared to $186.2 million in YTD/2018.

Income Taxes

Income tax expense in YTD/2019 totaled $44.6 million  (YTD/2018 – $38.4 million), comprised of a current income tax expense of $25.2 million  (YTD/2018 - $30.9 million) and a deferred income tax expense of $19.4 million  (YTD/2018 –  $7.5 million). The increase in total tax expense was due to higher income earned in YTD/2019, partially offset by a reduction as a result of a change in the apportionment of income by jurisdiction.

Net Income

Net income in YTD/2019 was $230.8 million, or $1.23 per share, compared to $170.3 million, or $0.92 per share, for the same period in 2018. Adjusted Net Income was $230.8 million, or $1.23 per share, compared to $172.3 million, or $0.93 per share, earned in YTD/2018.

General and Administrative Expenses

The following table provides a breakdown of general and administrative expenses incurred for the periods presented:

	For the three months ended September 30,			For the nine months ended September 30,
(expressed in millions)	2019	2018	Variance	2019	2018	Variance
Salaries and benefits	$1.9	$1.5	$0.4	$5.3	$4.6	$0.7
Professional fees	0.7	0.4	0.3	2.1	2.4	(0.3)
Office costs	0.1	0.2	(0.1)	0.3	0.6	(0.3)
Board of Directors' costs	1.1	(0.6)	1.7	3.2	(0.4)	3.6
Share-based compensation	1.3	1.5	(0.2)	3.9	4.1	(0.2)
Other	0.5	2.2	(1.7)	3.3	6.1	(2.8)
	$5.6	$5.2	$0.4	$18.1	$17.4	$0.7

General and administrative expenses represented 2.4% of revenue for Q3/2019  (Q3/2018 – 3.0%)  and 3.1% of revenue in YTD/2019  (YTD/2018 –  3.4%). General and administrative expenses, which include business development costs, vary depending upon the level of business development related activity and the timing of completing transactions.

Board of Directors’ fees vary according to the mark-to-market of the value of deferred share units (“DSUs”) that are granted to the directors of the Company. The Company’s share price increased in YTD/2019 compared to the decrease experienced in YTD/2018, resulting in an increase in the DSU liability and the recognition of a mark-to-market expense in the current periods.

2019 Third Quarter Management’s Discussion and Analysis	18

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended September 30,			For the nine months ended September 30,
(expressed in millions)	2019	2018	Variance	2019	2018	Variance
Foreign exchange gain (loss)	$(0.1)	$—	$(0.1)	$(0.2)	$0.1	$(0.3)
Other income	0.1	0.1	—	0.2	0.5	(0.3)
	$—	$0.1	$(0.1)	$0.0	$0.6	$(0.6)

Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar.

Other income includes dividend income on certain of the Company’s equity investments.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended September 30,			For the nine months ended September 30,
(expressed in millions)	2019	2018	Variance	2019	2018	Variance
Finance income
Interest	$0.8	$0.7	$0.1	$2.7	$2.4	$0.3
	$0.8	$0.7	$0.1	$2.7	$2.4	$0.3
Finance expenses
Interest	$2.6	—	2.6	$6.2	—	6.2
Standby charges	0.7	$0.5	$0.2	1.6	$1.7	$(0.1)
Amortization of debt issue costs	0.2	0.2	—	0.6	0.7	(0.1)
Accretion of lease liabilities	—	—	—	0.1	—	0.1
	$3.5	$0.7	$2.8	$8.5	$2.4	$6.1

Finance income is earned on our cash and cash equivalents. Finance income also includes interest income in the amount of $0.6 million accrued on the Noront Resources Ltd. loan (the “Noront Loan”) during Q3/2019  (Q3/2018 – $0.5 million), and $1.7 million in YTD/2019  (YTD/2018 - $1.6 million). Finance expenses consist of interest expense incurred on our Corporate Revolver and Corporate Term Loan. The Company also incurs standby charges, which represent the costs of maintaining our credit facilities based on the undrawn amounts, and recognizes the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our credit facilities. Finance expenses also includes the accretion expense of liabilities related to capital leases, as required under IFRS 16 Leases, effective January 1, 2019.

2019 Third Quarter Management’s Discussion and Analysis	19

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Margin,	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
GEOs, per GEO amounts and per share amounts)	2019	2019	2019	2018	2018	2018	2018	2017
Revenue	$235.7	$170.5	$179.8	$148.2	$170.6	$161.3	$173.1	$167.2
Costs and expenses(2)	113.5	91.5	99.8	167.5	104.8	96.4	95.7	106.0
Operating income (loss)	122.2	79.0	80.0	(19.3)	65.8	64.9	77.4	61.2
Other income (expenses)	(2.7)	(1.3)	(1.8)	(0.3)	0.1	(0.2)	0.7	(0.8)
Income tax expense	17.9	13.7	13.0	11.7	13.8	11.1	13.5	16.9
Net income (loss)	101.6	64.0	65.2	(31.3)	52.1	53.6	64.6	43.5
Basic earnings (loss) per share	$0.54	$0.34	$0.35	$(0.17)	$0.28	$0.29	$0.35	$0.23
Diluted earnings (loss) per share	$0.54	$0.34	$0.35	$(0.17)	$0.28	$0.29	$0.35	$0.23
Net cash provided by operating activities	$170.4	$119.1	$143.6	$97.8	$128.2	$111.3	$137.5	$126.3
Net cash used in investing activities	(344.5)	(33.5)	(56.3)	(285.3)	(89.4)	(90.8)	(523.2)	(116.2)
Net cash (used in) provided by financing activities	(133.9)	241.4	(84.7)	182.5	(33.8)	(35.0)	(36.1)	(32.0)
Average Gold Price(3)	$1,474	$1,310	$1,304	$1,228	$1,213	$1,306	$1,329	$1,274
GEOs earned(4)	133,219	107,774	122,049	104,877	120,021	107,333	115,671	119,839
Cash Costs(5) attributable to GEO production	$36.8	$25.6	$31.0	$21.5	$29.9	$26.5	$27.3	$31.0
Cash Costs(5) per GEO	$276	$238	$254	$208	$254	$252	$241	$266
Adjusted EBITDA(5)	$192.9	$137.9	$140.9	$118.7	$134.7	$126.3	$139.9	$128.0
Adjusted EBITDA(5) per share	$1.03	$0.74	$0.75	$0.64	$0.72	$0.68	$0.75	$0.69
Margin(5)	81.8%	80.9%	78.4%	80.1%	79.0%	78.3%	80.8%	76.6%
Adjusted Net Income(5)	$101.6	$64.0	$65.2	$44.7	$54.6	$53.7	$63.9	$52.1
Adjusted Net Income(5) per share	$0.54	$0.34	$0.35	$0.24	$0.29	$0.29	$0.34	$0.28
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment charges on royalty, stream and working interests of $76.0 million recorded in Q4/2018.
3	Based on LBMA Gold Price PM Fix.
4

GEOs include production from our Mining assets and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 10 and 14 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and nine months ended September 30, 2019 and 2018, respectively.

5

Cash Costs, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-IFRS Financial Measures” section of this MD&A.

2019 Third Quarter Management’s Discussion and Analysis	20

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At September 30,	At December 31,
(expressed in millions, except debt to equity ratio)	2019	2018
Cash and cash equivalents	$91.7	$69.7

Current assets	261.0	178.5
Non-current assets	5,009.1	4,753.3
Total assets	$5,270.1	$4,931.8

Current liabilities	41.0	25.0
Non-current liabilities	323.5	274.9
Total liabilities	$364.5	$299.9

Total shareholders’ equity	$4,905.6	$4,631.9

Debt	$242.4	$207.6
Total common shares outstanding	188.6	186.7
Key Financial Metrics
Working Capital	$220.0	$153.5
Debt to equity	0.05:1	0.04:1

Assets

Total assets were $5,270.1 million at September 30, 2019 compared to $4,931.8 million at December 31, 2018. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and equity investments, while our current assets primarily comprise cash and cash equivalents, and loan and accounts receivable. The increase in current assets of  $82.5 million is in part due to the inclusion of the Noront Loan receivable, which was classified as a current asset as at September 30, 2019 based on its maturity date being April 28, 2020. The increase in non-current assets reflects our investments in the Royalty Acquisition Venture with Continental, and the acquisitions of the Marcellus, Salares Norte,  Valentine Lake and Premier royalties, partly offset by depletion and depreciation expense,  as well as an increase in the fair value of our equity investments.

Liabilities

Total liabilities as at September 30, 2019 primarily comprise $160.0 million borrowed against the Corporate Term Loan, and $85.0 million drawn against the Corporate Revolver. The Corporate Term Loan is a two-year, unsecured, non-revolving credit facility with a maturity of April 17, 2021. The Corporate Term Loan was drawn to pay down amounts that were borrowed from the Corporate Revolver in 2018, while borrowings under the Corporate Revolver in 2019 were used to finance the acquisition of the Marcellus royalty.

Shareholders’ Equity

Shareholders’ equity increased by $273.7 million as at September 30, 2019 compared to December 31, 2018, reflecting net income of $230.8 million and net proceeds of $83.0 million from issuances under the ATM Program, net of agent commission costs of $0.8 million and other share issuance costs of $0.5 million. Shareholders’ equity also increased by $27.0 million as a result of common shares issued as partial consideration for the acquisition of the Salares Norte royalty. Declared dividends reduced shareholders’ equity by $139.4 million,  partly settled through the issuance of $36.5 million in common shares pursuant to the DRIP. Shareholders’ equity also includes a gain on the fair value of investments of $4.3 million, and a gain of $17.6 million in currency translation adjustment in YTD/2019.

Liquidity and Capital Resources

Cash flow for the three and nine months ended September 30, 2019 and 2018 was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions)	2019	2018	2019	2018
Net cash provided by operating activities	$170.4	$128.2	$433.1	$377.0
Net cash used in investing activities	(344.5)	(89.4)	(434.3)	(703.4)
Net cash (used in) provided by financing activities	(133.9)	(33.8)	22.8	(104.9)
Effect of exchange rate changes on cash and cash equivalents	0.8	(0.2)	0.4	(2.9)
Net change in cash and cash equivalents	$(307.2)	$4.8	$22.0	$(434.2)

2019 Third Quarter Management’s Discussion and Analysis	21

Operating Cash Flow

Net cash provided by operating activities was $170.4 million in Q3/2019  (Q3/2018 — $128.2 million) and $433.1 million in YTD/2019  (YTD/2018 – $377.0 million). Operating cash flow increased due to higher revenue compared to the prior year periods, as well as higher proceeds from the sale of gold bullion from royalties settled in-kind.

Investing Activities

Net cash used in investing activities was $344.5 million in Q3/2019 (Q3/2018  –  $89.4 million), which primarily consisted of the acquisition of the Marcellus royalty for a gross purchase price of $300.0 million, the funding of Franco-Nevada’s share in the Royalty Acquisition Venture with Continental, the purchase of the Premier royalties, and the acquisition of equity investments.

Investing activities of $434.3 million in YTD/2019  (YTD/2018 – $703.4 million), in addition to the acquisitions completed in Q3/2019 as referenced above, included $106.1 million invested in the Royalty Acquisition Venture with Continental, and the acquisition of the Salares Norte and Valentine Lake royalties. In the three and nine months ended September 30, 2019, the Company also disposed of some of its long-term equity investments.

Comparatively, investing activities in the prior year periods included the ongoing funding of the Cobre Panama Fixed Payment Stream deposit, the acquisition of the Cobre Panama Floating Payment Stream for $356.0 million, and the acquisition of the Delaware portfolio of oil and gas royalties.

Financing Activities

Net cash used in financing activities of $133.9 million in Q3/2019  (Q3/2018 – $33.8 million) included repayments on the Corporate Revolver, partly offset by net proceeds of $83.0 million from the ATM Program. For the YTD/2019, cash provided by financing activities of $22.8 million in YTD/2019  (YTD/2018 – cash used of $104.9 million) includes the drawdown of $275.0 million to fund the acquisition of the royalty interest in the Marcellus. Dividends paid in cash totaled $32.9 million and $102.9 million in Q3/2019 and YTD/2019, respectively.

Comparatively, net cash used in financing activities in the three and nine months ended September 30, 2018 consisted mainly of the payment of cash dividends.

Capital Resources

Our cash and cash equivalents totaled $91.7 million as at September 30, 2019 (December 31, 2018 - $69.7 million). In addition, we held investments of $177.8 million as at September 30, 2019 (December 31, 2018 - $169.7 million), of which $138.9 million was held in publicly-traded equity instruments (December 31, 2018 - $132.8 million).

As at November 11, 2019, the Company also has a total of approximately  $1.1 billion available under its two revolving credit facilities.

The Corporate Revolver is a $1 billion unsecured, revolving credit facility with a five-year term maturing March 22, 2024. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and the Company’s leverage ratio. Funds are generally drawn using LIBOR 30-day rates plus 100 basis points.  As at September 30, 2019,  the Corporate Revolver had a balance outstanding of  $85.0 million. Subsequent to quarter-end, the Company paid down an additional $65.0 million on its Corporate Revolver, such that the outstanding balance as at the date of this MD&A was $20.0 million, and the available balance was approximately $1.0 billion.

The FNBC Revolver is a $0.1 billion unsecured, revolving credit facility with a one-year term maturing March 20, 2020. Funds are generally drawn using LIBOR rates plus 135 basis points. As of the date of this MD&A, the available balance was $0.1 billion.

The Company also has the Corporate Term Loan, a $160.0 million unsecured, non-revolving credit facility which was fully drawn as at September 30, 2019. Borrowings under the Corporate Term Loan bear interest at a rate of LIBOR + 0.85%. The Corporate Term Loan was amended on September 25, 2019 to extend the initial one-year term by an additional year, such that the maturity date is currently April 17, 2021.

Management’s objectives when managing capital are to:

(a)	ensure the preservation and availability of capital not being used for long-term investments by investing in low risk investments with high liquidity; and
(b)	ensure that adequate levels of capital are maintained to meet the Company’s operating requirements and other current liabilities.

As at September 30, 2019, the majority of funds were held in cash deposits with several financial institutions. Franco-Nevada invests its excess funds in term deposits. Certain investments with maturities upon acquisition of three months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of volatility in these currencies against the U.S. dollar impacts

2019 Third Quarter Management’s Discussion and Analysis	22

our corporate administration, business development expenses and depletion on Mining and Energy interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q3/2019, the Canadian dollar traded in a range of $0.7495 to $0.7670, closing the quarter at $0.7551, and the Australian dollar traded between $0.6857 and $0.7184,  closing the quarter at $0.7029.

Our near-term cash requirements include funding of our commitments towards the Royalty Acquisition Venture with Continental, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty and stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties or streams and capital commitments for our working interests. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or use of our credit facilities. We believe that our current cash resources, available credit facilities and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased					Per Ounce Cash Payment (1),(2)
											Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	Agreement(3)		Contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Karma	4.875	% (19)	0%		0%	20	% (20)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	6	% (21)	0%		0%	20	% (22)	n/a		n/a	40 years		12-Dec-13
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(23)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(24)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08
1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

7

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.

12

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver.

13

After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco‑Nevada will receive a 5% annual rate of return until such mill throughput has been achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.

14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment.
15

Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced to 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.

16

Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced to 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.

17

After 604,000 ounces of gold delivered,  purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.

18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19

Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021 (exclusive of an aggregate 5,625 gold ounces, or 703 gold ounces per quarter, to be delivered as a result of the exercise by the operator of its option to increase the upfront deposit). Thereafter, percentage is 4.875%.

20	Purchase price is 20% of the average gold price at the time of delivery.
21	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
22	Purchase price is 20% of prevailing market price at the time of delivery.
23	Agreement is capped at 312,500 ounces of gold.
24

The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, the fixed price per gold equivalent ounce was increased to $800 per ounce (with no annual inflationary adjustment), effective July 1, 2018 until December 31, 2021.

2019 Third Quarter Management’s Discussion and Analysis	23

Acquisition of Royalty Rights with Continental Resources, Inc.

As described in the Corporate Developments section above, the Company has a strategic relationship with a subsidiary of Continental to jointly acquire royalty rights in the SCOOP and STACK plays of Oklahoma. Franco-Nevada is expecting to contribute to the Royalty Acquisition Venture with Continental, subject to satisfaction of agreed upon development thresholds, $100 million per year over three years by December 31, 2021.  Given the favourable pace of acquisitions, in July 2019, the Company agreed to increase the capital commitment in 2019 to $120 million. These accelerated contributions will reduce Franco-Nevada’s commitment in 2021. As at September 30, 2019, the total remaining commitment was $152.1 million.

Contingencies

Canada Revenue Agency Audit

The Canada Revenue Agency (“CRA”) is conducting an audit of Franco-Nevada’s 2012-2015 taxation years.

a)	Canadian Domestic (2014-2015):

Certain wholly-owned Canadian subsidiaries of the Company received proposal letters (the “CRA Letters”) from the CRA at the end of May 2019.  The CRA Letters propose to reassess the 2014 and 2015 taxation years to increase income by adjusting the timing of the deduction of the upfront payments with respect to precious metal streams, resulting in additional Federal and provincial income taxes of approximately $1.6 million plus interest and applicable penalties (after applying available non-capital losses). Subsequently, in October 2019, the Company received Notices of Reassessment from the CRA for the 2014 and 2015 taxation years in accordance with the CRA Letters.

b)	Mexico (2013):

The Company received a Notice of Reassessment (the “Reassessment”) dated December 24, 2018 from the CRA for the 2013 taxation year in relation to the Company’s Mexican subsidiary. The Reassessment assesses the Company for additional Federal and provincial income taxes of C$10.7 million ($8.1 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty.

For the 2013 taxation year, the Company’s Mexican subsidiary paid 154.3 million Pesos ($12.1 million) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

Management believes that the Company and its subsidiaries have filed their tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no amounts have been recorded in the financial statements of the Company for the Reassessment, the CRA Letters or for any potential tax liability that may arise in respect of these matters. The Company intends to vigorously defend its position.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its income tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in Notes 2 and 3 of our most recent annual consolidated financial statements.

New and Amended Standards Adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2019.

IFRS 16 Leases

Effective January 1, 2019, the Company has adopted IFRS 16 Leases (“IFRS 16”). IFRS 16 requires lessees to recognize assets and liabilities for most leases. The new standard was applied using a modified retrospective approach whereby the effects of the change in accounting policies for leases as at January 1, 2019 are presented together as a single adjustment to the opening balance of deficit. Therefore, the comparative information has not been restated and continues to be reported under IAS 17 Leases.

2019 Third Quarter Management’s Discussion and Analysis	24

As permitted under transitional provisions, the Company has elected to use the following practical expedients:

•	Not to separate non-lease from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.
•	Not to recognize right-of-use assets and associated liabilities for low value assets or lease terms of 12 months or less.
•	Measure its right-of-use assets at amounts equal to the associated lease liabilities; as such, the adjustment to deficit on transition is nil.

The Company’s significant lease arrangements relate to its office premises. Adoption of the new standard resulted in the recognition of right-of-use assets of $2.8 million within other assets on the statement of financial position, measured at an amount equal to the related lease liability, discounted using a weighted average incremental borrowing rate of 4.55% at January 1, 2019.

IFRIC 23 Uncertainty over Income Tax Treatments

Effective January 1, 2019, the Company has adopted IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 Income Taxes when there is uncertainty over income tax treatments. The application of IFRIC 23 did not impact the Company’s consolidated financial statements.

New Accounting Standards Issued But Not Yet Effective

Amendments to IFRS 3 Business Combinations

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations (“IFRS 3”). The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020 and apply prospectively. Earlier application is permitted. While it is generally expected that the application of the amendments will result in more acquisitions being accounted for as asset acquisitions, the Company will evaluate the impact of the amendments based on the nature and terms of acquisitions the Company may complete in future periods.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of November 11, 2019, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	188,581,112
Issuable upon exercise of Franco-Nevada options(1)	809,756
Issuable upon vesting of Franco-Nevada RSUs	115,337
Diluted common shares	189,506,205
1	There were 809,756 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$31.45 to C$100.10 per share.

Franco-Nevada has not issued any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

2019 Third Quarter Management’s Discussion and Analysis	25

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

In connection with Franco-Nevada’s annual review and audit procedures for the fiscal year ended December 31, 2018, an evaluation was carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s internal control over financial reporting as December 31, 2018 based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that Franco-Nevada’s internal control over financial reporting was effective as of December 31, 2018.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a – 15(e) and Rule 15d – 15(e) under the U.S. Securities Exchange Act of 1934), and based on that evaluation the CEO and the CFO have concluded that, as of December 31, 2018, Franco-Nevada’s disclosure controls and procedures were effective.

For the three and nine months ended September 30, 2019, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Non-IFRS Financial Measures

Cash Costs attributable to GEO production and Cash Costs per GEO

Cash Costs  attributable to GEO production and Cash Costs per GEO are non-IFRS financial measures. Cash Costs are calculated by starting with total costs of sales and removing depletion and depreciation, costs not attributable to GEO production such as our Energy operating costs, and other non-cash costs of sales such as costs related to our prepaid gold purchase agreement. Cash Costs per GEO are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO to evaluate the Company’s ability to generate positive cash flow from its mining royalty, stream and working interests. Management and certain investors also use this information to evaluate the Company’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per GEO amounts)	2019	2018	2019	2018
Total costs of sales	$109.4	$99.4	$289.0	$279.6
Depletion and depreciation	(70.7)	(66.0)	(190.5)	(186.2)
Energy operating costs	(1.9)	(1.5)	(5.1)	(4.0)
Non-cash costs of sales	—	(2.0)	—	(5.7)
Cash Costs attributable to GEO production	$36.8	$29.9	$93.4	$83.7
GEOs, excluding prepaid ounces	133,219	117,721	363,042	336,558
Cash Costs per GEO	$276	$254	$257	$249

2019 Third Quarter Management’s Discussion and Analysis	26

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•	Income tax expense/recovery;
•	Finance expenses;
•	Finance income;
•	Depletion and depreciation;
•	Non-cash costs of sales;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Foreign exchange gains/losses and other income/expenses; and
•	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2019	2018	2019	2018
Net Income	$101.6	$52.1	$230.8	$170.3
Income tax expense	17.9	13.8	44.6	38.4
Finance expenses	3.5	0.7	8.5	2.4
Finance income	(0.8)	(0.7)	(2.7)	(2.4)
Depletion and depreciation	70.7	66.0	190.5	186.2
Non-cash costs of sales	—	2.0	—	5.7
Transaction costs on Royalty Acquisition Venture with Continental	—	0.9	—	0.9
Foreign exchange (gains)/losses and other (income)/expenses	—	(0.1)	—	(0.6)
Adjusted EBITDA	$192.9	$134.7	$471.7	$400.9
Basic weighted average shares outstanding	187.7	186.1	187.3	186.1

Basic EPS	$0.54	$0.28	$1.23	$0.92
Income tax expense	0.10	0.07	0.24	0.21
Finance expenses	0.01	—	0.04	0.01
Finance income	—	—	(0.01)	(0.01)
Depletion and depreciation	0.38	0.35	1.02	1.00
Non-cash costs of sales	—	0.01	—	0.02
Transaction costs on Royalty Acquisition Venture with Continental	—	0.01	—	—
Foreign exchange (gains)/losses and other (income)/expenses	—	—	—	—
Adjusted EBITDA per share	$1.03	$0.72	$2.52	$2.15

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. The Company uses Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

2019 Third Quarter Management’s Discussion and Analysis	27

Reconciliation of Net Income to Margin:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except Margin)	2019	2018	2019	2018
Net Income	$101.6	$52.1	$230.8	$170.3
Income tax expense	17.9	13.8	44.6	38.4
Finance expenses	3.5	0.7	8.5	2.4
Finance income	(0.8)	(0.7)	(2.7)	(2.4)
Depletion and depreciation	70.7	66.0	190.5	186.2
Non-cash costs of sales	—	2.0	—	5.7
Transaction costs on Royalty Acquisition Venture with Continental	—	0.9	—	0.9
Foreign exchange (gains)/losses and other (income)/expenses	—	(0.1)	—	(0.6)
Adjusted EBITDA	$192.9	$134.7	$471.7	$400.9
Revenue	235.7	170.6	586.0	505.0
Margin	81.8%	79.0%	80.5%	79.4%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•	Foreign exchange gains/losses and other income/expenses;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Unusual non-recurring items; and
•	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2019	2018	2019	2018
Net Income	$101.6	$52.1	$230.8	$170.3
Foreign exchange (gains)/losses and other (income)/expenses	—	(0.1)	—	(0.6)
Transaction costs on Royalty Acquisition Venture with Continental	—	0.9	—	0.9
Tax effect of adjustments	—	(0.3)	—	(0.3)
Other tax related adjustments:
U.S. Tax Reform impact	—	2.0	—	2.0
Adjusted Net Income	$101.6	$54.6	$230.8	$172.3
Basic weighted average shares outstanding	187.7	186.1	187.3	186.1

Basic EPS	$0.54	$0.28	$1.23	$0.92
Foreign exchange (gains)/losses and other (income)/expenses	—	—	—	—
Impairment of royalty, stream and working interests	—	—	—	—
Transaction costs on Royalty Acquisition Venture with Continental	—	—	—	—
Tax effect of adjustments	—	—	—	—
Other tax related adjustments:
U.S. Tax Reform impact	—	0.01	—	0.01
Adjusted Net Income per share	$0.54	$0.29	$1.23	$0.93

2019 Third Quarter Management’s Discussion and Analysis	28

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the CRA and available remedies, and the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the ATM Program, the Corporation’s expected use of the net proceeds of the ATM Program, and expected succession planning. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and Energy); fluctuations in the value of the Canadian and Australian dollar, Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

2019 Third Quarter Management’s Discussion and Analysis	29

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